Filed Pursuant to Rule 424(b)(3)
Registration No. 333-270463

Supplement to Athene® Amplify 2.0
Single Purchase Payment Index-Linked Deferred Annuity Contract
Supplement dated March 7, 2024
to Prospectus dated April 28, 2023

This prospectus supplement updates and supplements the information contained in the prospectus dated April 28, 2023 (as supplemented from time to time, the “Prospectus”), which forms a part of the Registration Statement on Form S-1, as amended (Registration No. 333-270463), of Athene Annuity and Life Company (the “Company”, “we” or “us”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information set forth below.
The Prospectus and this prospectus supplement relate to the issuance by us of interests in the Athene® Amplify 2.0 Single Purchase Payment Index-Linked Deferred Annuity Contract.
This prospectus supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Except as set forth below, the Prospectus remains unchanged.
Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

16. Information about the Company — Information on the Company’s Business and Property — Overview

The first paragraph of “— Information on the Company’s Business and Property — Overview” in the Prospectus is amended to read in its entirety as follows:

The Company is a life insurance company organized under the laws of Iowa. The Company was founded in 1896 as Central Life Assurance Company. The U.S. federal employer identification number of the Company is 42-0175020. The statutory home office of the Company is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266. The telephone number of the Company is +1 (888) 266-8489. Effective October 2, 2013, Athene acquired 100% of the issued and outstanding capital stock of Athene USA Corporation (“AUSA,” formerly known as Aviva USA Corporation), an Iowa corporation, and thereby acquired control of certain of AUSA’s insurance company subsidiaries, including, but not limited to, the Company. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. Apollo provides the Company with a full suite of services that includes: direct investment management; asset allocation; mergers and acquisitions asset diligence; and certain operational support services for the Company’s investment portfolio, including investment compliance, tax, legal and risk management support. Effective January 1, 2022, as a result of the closing of the merger involving Athene and Apollo (as defined below), Apollo Global Management, Inc. (NYSE: APO) became the beneficial owner of 100% of Athene's Class A common shares and controls all of the voting power to elect Athene's board of directors.
Currently, the Company is a direct, wholly-owned subsidiary of Athene Annuity & Life Assurance Company (“AADE”), which in turn is an indirect, wholly-owned subsidiary of Athene. On December 20, 2023, the Company and AADE executed an Agreement and Plan of Merger (“AADE Merger Agreement”) pursuant to which, subject to the receipt of all regulatory approvals required in respect thereof, AADE will merge with and into the Company, with the Company as the surviving company (“AADE Merger”). The consummation of the merger will require the approval of the California Department of Insurance, the Delaware Department of Insurance and the Iowa Insurance Division. The merger is being effected to streamline operations, including financial reporting simplification, and to reduce expenses. As of September 30, 2023, AADE’s capital and surplus was equal to $2.2 billion inclusive of the $2.0 billion of capital and surplus attributable to the Company.

16. Information about the Company — Company Related Risk Factors — General Risk Factors

The following shall be added as the fourth risk factor under “— Company Related Risk Factors — General Risk Factors” in the Prospectus:

The failure to successfully integrate AADE’s business and operations in the expected time frame, or at all, may adversely affect the combined company’s future results.

The combined company may fail to realize the anticipated benefits of the AADE Merger and the other transactions contemplated by the AADE Merger Agreement for a variety of reasons. In addition, completion of the merger is subject to satisfaction of a number of conditions, including the receipt of certain regulatory approvals for which the timing cannot be predicted. The governmental entities from which these approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger. While the Company and AADE do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of jeopardizing or delaying completion of the merger or reducing the anticipated benefits of the merger. Further, if the combined company is not able to successfully integrate AADE’s business and operations, or if there are delays in combining the businesses, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. The combination of the businesses may also result in additional and unforeseen expenses or financial, accounting or other impacts, including to the combined company’s statutory capital levels or financial strength ratings. The occurrence of any of the foregoing may adversely impact the combined company’s financial condition, results of operations, liquidity or cash flow.